

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2022

Pijun Liu
Chief Executive Officer
WeTrade Group, Inc.
No 1 Gaobei South Coast
Yi An Men 111 Block 37, Chao Yang District
Beijing City, People Republic of China 100020

> **Re: WeTrade Group, Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed May 3, 2022**
> **File No. 333-252149**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 9 to Registration Statement on Form S-1

Cover Page

1. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

2. Please disclose whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures. Please include corresponding disclosure in the prospectus summary.

Prospectus Summary
Risk Factor Summary, page 7

3.   For each risk applicable to China-based companies, please provide a cross-reference to the section of the risk factors related to being a China-based issuer.

4.   We note your statement that you have obtained all requisite permissions and that you are not required to obtain permission from the Chinese authorities to offer the securities being registered to foreign investors. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. With respect to your statement that you are not required to obtain permission from the Chinese authorities to offer the securities being registered to foreign investors please disclose the basis for this belief. If you relied upon the opinion of counsel you should identify counsel and file a consent. If you did not rely on counsel, explain why you did not consult counsel and why you believe you do not need any permissions or approvals. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Risk Factors
We may become subject to a variety of laws..., page 23

5.   Please disclose that the draft CAC measures proposed in July 2021 became effective in February 2022.

General

6.   We note that one or more of your officers or directors are located in China. Please revise to include a separate Enforceability section to address the difficulty of bringing actions against these individuals and enforcing judgments against them. Please add a cross-reference to this section in the risk factor titled "You may have difficulty effecting service of legal process..." on page 30.

You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yarona L. Yieh, Esq.